Exhibit 99.1

Maxeon Solar Technologies Announces a New Supply Agreement with SunPower Corporation for High Efficiency IBC Panels

SINGAPORE, February 16, 2022 - Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN), a global leader in solar innovation and channels, today announced a new supply agreement with SunPower Corporation governing the supply of Interdigitated Back Contact (IBC) solar panels from Maxeon to SunPower for use in SunPower’s residential channels in the U.S. and Canada. This new supply agreement replaces the previous agreement which had been in place since the spin-out of Maxeon from SunPower in August of 2020.

Under the new supply agreement, Maxeon will sell certain volumes of its Maxeon 6 panels (marketed in the U.S. and Canada under the SunPower brand as M-series) to SunPower on an exclusive basis for the residential market through the end of 2022, and, if certain trigger conditions are met, will extend such exclusive supply until October of 2023. Maxeon also will sell certain volumes of its Maxeon 3 panels (marketed in the U.S. and Canada under the SunPower brand as X-series) to SunPower on an exclusive basis for the residential market through the end of 2022. The new supply agreement includes pricing consistent with current market trends.

“In the U.S. residential market, Maxeon products have been the gold standard for over 17 years and have established a well-known reputation for industry leading performance, quality and reliability,” said Jeff Waters, CEO of Maxeon Solar Technologies. “SunPower has a very well-established channel to market with a sales network and customer base who appreciate the benefits of our products. We are pleased to have executed a new supply agreement to continue the exclusive supply of our industry leading IBC panels through SunPower’s channels into the residential markets in the U.S. and Canada through the end of 2022”.

Continued Waters, “This agreement is also an important step in Maxeon’s strategy of progressively increasing direct engagement in the U.S. market. Our engagement in the power plant segment is going well, with over 1.4 GW of backlog and a number of opportunities in advanced stages of negotiation. Our recently announced collaboration with Omnidian is an example of our increased focus on the U.S. Commercial and Industrial market segment. Starting in 2023, Maxeon will be in a position to directly address the residential market as well, initially with our Maxeon 3 IBC product line. We are excited to be expanding our U.S. footprint and engaging with a much broader and more diversified set of market intermediaries, many of whom have never had access to Maxeon technology.”

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,400 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter @maxeonsolar.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding our expectations regarding the competitive advantages of our products for the U.S. market, projected demand for our products, advantages of selling products to SunPower, backlog in the power plant segment, opportunities in advanced stages of negotiation, opportunities associated with supplying our products through a broader and more diversified set of market intermediaries, growth projections and market share expansion in the U.S. residential and large scale markets. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the Financials & Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

©2022 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

Investor Contact:
Robert Lahey
Robert.Lahey@maxeon.com
Mobile: +1 (202) 2461-872

Media Contact:
Anna Porta
Anna.Porta@maxeon.com
Mobile: +39 345 7706205

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